UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date June 11, 2012	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	11th June 2012

TASMAN EXPANDS RARE EARTH ELEMENT PROJECT PORTFOLIO IN FINLAND

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV : TSM) (Frankfurt : T61) (NYSE MKT : TAS).  Mark Saxon, President & CEO, is pleased to announce that the Company has entered into an agreement to acquire a 100% interest in three new rare earth element (REE) exploration properties in central Finland.  As further described below, the Korsnäs South, Siilinjärvi and Laivajoki projects are being acquired from an arm’s length private Finnish company, Magnus Minerals Oy, for consideration including 60,000 common shares of the Company.

The Korsnäs South project is located 350 km north of Helsinki in central western Finland (Figure 1), and is comprised of six claim applications securing approximately 1300 Ha.  These claims cover the southeastern prospective trend of the historic Korsnäs rare earth element (REE) - lead (Pb) mine that is currently under claim application by Tasman (as reported February 3rd, 2010).  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community. Between 1959 and 1972, the Finnish mining company Outokumpu Oy produced a total of 0.87 million tonnes of ore from Korsnäs at a grade of 3.6% Pb and 0.83% REE's.  REE-Pb mineralization is associated with a carbonatite intrusion and other rift-associated rock types, where REE-bearing minerals include apatite, monazite and allanite.  Within the claim areas gained under this acquisition, clusters of several hundred REE-rich boulders and two REE-mineralized outcrops are known, with historic grades of up to 13% Total Rare Earth Oxide (TREO).  Elevated REE grades in boulders have been recently confirmed by Tasman using handheld Niton XRF devices, which indicate the project to be strongly dominated by light REE’s.

The Siilinjärvi project consists of two claim applications totaling 450 ha covering outcrops of alkaline intrusive and carbonatite, rock units which are elsewhere known to host REE mineralization.  The project lies adjacent to the operating apatite/phosphate mine of Siilinjärvi (owned by Yara International ASA) 30 km north of the city of Kuopio.  Geological Survey of Finland records indicate that during historic exploration for apatite ore in this area, alkaline rock units were discovered to be elevated in REE’s, but to Tasman’s knowledge no focused exploration for these elements has been completed.

The Laivajoki project covers a 300 m x 4 km carbonatite intrusion that lies on a major structural boundary between mafic volcanics and granite, approximately 100 km southeast of the city of Rovaniemi.  The area is secured by a single claim application of 390 ha in size.  In mineralogical studies of high REE grab samples from the carbonatite, the Geological Survey of Finland reported the occurrence of REE-bearing bastnasite, allanite, monazite and zircon.

In addition to this transaction, Magnus Minerals has been engaged to manage exploration on Tasman’s entire Finnish exploration portfolio.  A summer work program of surface sampling and mapping is now underway.  Magnus Minerals brings extensive project generation and geological consulting experience and will provide excellent support to Tasman’s team.

"Tasman is pleased to add these new rare earth element projects to our extensive Finnish portfolio” said Mark Saxon, Tasman’s President & CEO.  “While the projects are of an early stage compared to our Swedish assets, they have been selected due to their potential for elevated grades of neodymium, one of the critical REE’s that is short supply and high demand within the green technology, high technology and automotive industries.  All projects are known to have rare earth bearing minerals, and are supported by extensive existing infrastructure.  We welcome the continued involvement of the Magnus Minerals team who will assist in the follow up of all of Tasman’s Finnish projects.”

The purchase of the Korsnäs South, Siilinjärvi and Laivajoki projects is subject to NYSE-MKT and TSX Venture Exchange approval for the issuance of the shares.  Issuance of half the shares (30,000 shares) is also subject to granting of the claims associated with the Korsnäs South project by the Finnish Mining Inspectorate.  The shares in Tasman will be subject to a hold period of four (4) months from the date of issue.  Magnus Minerals Oy retains a 2% NSR on the Finnish projects and shall receive a 2% NSR on Tasman’s other Finnish exploration claims.   The closing of

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM NYSE AMEX: TAS www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 35 SWEDEN

the acquisition is expected to occur five days after the later of (a) receipt of approval from both the TSX-Venture Exchange and NYSE-MKT to the issuance and listing of the shares to be issued to Magnus Minerals and (b) receipt of approval from the Finnish Mining Authority to transfer the Korsnäs South, Siilinjärvi and Laivajoki mineral claim applications from Magnus Minerals to the Company.

In addition to this acquisition, note that the NI43-101 report for the Preliminary Economic Assessment of Tasman’s Norra Karr REE – Zr project in Sweden is now available on Sedar (www.sedar.com), EDGAR (www.sec.gov) and the Company’s website.

The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

The Company wishes to advise that Mr Mark Saxon shall be presenting at the Marcum MicroCap Conference on June 20th at the Roosevelt Hotel, New York City.  The event is hosted by Marcum LLP, one of the top ten auditors of U.S. public companies, and co-presented by CCG Investor Relations, a global investor relations consulting firm.  Further information can be found at http://www.marcumllp.com/MicroCap.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE demand is increasing, due to the metals’ unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Information: Jim Powell +1 (647) 226 8626
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the American Stock Exchange nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

The shares referred to in this press release have not been registered under the United States Securities Act of 1933, as amended (the “1933 Act“), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”

and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, the ability to meet the closing conditions of the proposed acquisition, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.

Finland
International boundary
Province (lääni) boundary
National capital
Province (lääni) capital
Railroad
Road
Helsinki is the capital of Uusimaa Lääni.
0 50 100 Kilometers
0 50 100 Miles
Lambert Conformal Conic Projection, SP 47N/62N
NORWAY
Barents Sea
SWEDEN
RUSSIA
LAPPI
OULU
VAASA
KESKI-SUOMI
KUOPIO
MIKKELI
TURKU JA PORI
HAME
KYMI
UUSIMAA
AHVENANMAA
ALAND ISLANDS
Baltic Sea
Gulf of Bothnia
Gulf of Finland
Lake Ladoga
ESTONIA
Laivajoki
Siilinjärvi
Korsnäs
Helsinki
Oulu
Vaasa
Kemi
Tornio
Rovaniemi
Kemijärvi
Kokkola
Pietarsaari
Raahe
Seinäjoki
Pori
Rauma
Turku
Tampere
Mikkeli
Kotka
Vyborg
St. Petersburg
Murmansk
Kandalaksha
Luleå
Skellefteå
Umeå
Sundsvall
Härnösand
Hudiksvall
Gävle
Uppsala
Västerås
Kiruna
Malmberget
Jokkmokk
Muonio
Kolari
Ivalo
Pechenga
Nikel
Severomorsk
Kirkenes
Alta
Tromsø
Bodø
Storuman
Östersund
Örnsköldsvik
Kajaani
Iisalmi
Ylivieska
Kuopio
Savonlinna
Joensuu
Parkano
Uusikaupunki
Forssa
Hanko
Salo
Porvoo
Kouvola
Lahti
Lappeenranta
Imatra
Kostomuksha
Yushkozero
Kem
Arctic Circle

Figure 1: Location of the acquired projects, Finland